    Hewlett Packard Enterprise Company
    1701 East Mossy Oaks Rd.
    Spring, TX 77389

May 1, 2023

VIA EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Shapiro
Lyn Shenk

Re:    Hewlett Packard Enterprise Company
Form 10-K for Fiscal Year Ended October 31, 2022
Filed December 8, 2022
File No. 001-37483
Dear Messrs. Shapiro and Shenk:
Hewlett Packard Enterprise Company (“HPE,” the “Company” or “we”) hereby sets forth the following information in response to the comments contained in the supplemental correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 20, 2023 (the “Comment Letter”), relating to the above-referenced Form 10-K of HPE for the fiscal year ended October 31, 2022 (the “2022 10-K”).
For the Staff’s convenience, the text of the Staff’s numbered comment from the Comment Letter is set forth below in bold, with the Company’s response thereto immediately following each comment.
Form 10-K for Fiscal Year Ended October 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year 2022 Compared to Fiscal Year 2021
Segment Information, page 45
1.We note your response to comment one. You state you do not manage your operating segments based solely on volume and price and that, for several segments, several variables complicate attributing fluctuations in revenue solely to volume and price changes or new products and services. Please note our request that you quantify the extent to which changes are attributable to changes in price, volume, or new products and services does not limit you to attributing fluctuations solely to those factors, but rather seeks such quantification to the extent to which those factors are the cause of fluctuations, as required by Regulation S-K. We believe that you should also quantify any other material factors causing, or offsetting, changes in results.
On page 36 you disclose the revenue increase in fiscal 2022 was “led by effective pricing management in server products and strong demand for networking products.” Please explain to us what you mean by “effective pricing management,” how you know this was a leading factor affecting your results, and quantify for us the impact of this factor. Please provide the same information to us with regard to the “strong demand for networking products.”
In your proposed revised disclosure for consolidated results, you state “net revenue increased across many of our segments due to the improved demand environment led by revenue growth.” Please explain to us what you mean by “improved demand environment led by revenue growth.”
In your proposed revised disclosure for the Compute segment, you quantify the percentage change in average unit prices and unit shipments. Please also quantify in absolute dollars the impact these two factors had on your results. You also propose to attribute changes in results to unfavorable currency fluctuations. Please quantify this factor, if material. Please make similar revisions to disclosures proposed for the Intelligent Edge segment.
In your response regarding HPC & AI, you state price and volume are not the primary drivers of changes in revenue and that focusing on these factors is not practical nor would it be informative. Note that Regulation S-K does not limit quantification to primary factors; instead, you should quantify all material factors. To illustrate the nature of this segment’s potentially varied sales between periods, you provide an example where one period has a lower sales volume of higher priced solutions while another period has a higher volume of lower priced solutions. You state an investor may develop incorrect price per unit trend expectations. Note that we did not request price per unit disclosures. In addition, if two periods’ results were affected by the illustrative scenario you provided, this is exactly the type of information that should be disclosed so investors can understand the factors that drove results and the potential for variability in results for the segment. Your concern about inadvertent implications of your disclosure can be mitigated by appropriate cautionary language if you believe it is necessary and warranted.
In your response regarding Storage, you state that identification of a specific product unit that is applicable to all technology types is not practical and that disparities in offerings create challenges in attributing revenue movements to price and volume changes. We understand that it may not always be practical to measure price and volume impacts when offerings are numerous and varied in price. However, we believe you should disclose such information when reasonably available. In certain situations, you may have undertaken specific pricing actions such as raising prices across a group of products. For example, we note from your fourth quarter 2022 earnings call on November 22, 2022, that pricing actions were taken. In situations like this, we believe your disclosure should speak to the effects of such pricing decisions on your results.
RESPONSE: We respectfully acknowledge the Staff’s comments and address each comment in the following paragraphs, including how we plan to revise our future disclosures, by revising our 2022 10-K Consolidated net revenue, Compute, and Intelligent Edge MD&A disclosures as a reference.
Fiscal 2022 Page 36 Executive Summary and Page 42 Results of Operations Disclosures:
“Effective pricing management” as used on page 36 of our fiscal 2022 10-K describes pricing benefits associated with sales of server configurations with more complex component architectures in our next generation products and pricing actions we implemented during fiscal 2022 as a response to inflationary costs observed throughout our supply chain and the overall market pricing environment, which was marked by elevated demand as evidenced by our higher than ordinary backlog levels. These pricing actions had a significant impact on our Compute and Intelligent Edge segment results. The following proposed revised disclosures for our fiscal 2022 10-K consolidated revenues, Compute and Intelligent Edge disclosures quantify the impact of these pricing actions, demonstrating the prominent impacts of these actions. We will plan to make similar quantified disclosures in future filings. Additionally, “strong demand for networking products” refers to our $372 million or 11.3% increase in the Intelligent Edge segment, as well as the higher than ordinary backlog level for this segment as of October 31, 2022, as described in our Results of Operations disclosures.
We respectfully acknowledge the Staff’s question of “what do we mean by improved demand environment led by revenue growth?”, regarding our planned revised net consolidated revenue disclosure. We have submitted a new proposed revised disclosure for consolidated net revenues below, which we believe addresses this comment by removing that language.
Proposed revised disclosure for Page 36 executive summary disclosure:
Net revenue of $28.5 billion represented an increase of 2.6% (increased 5.1% on a constant currency basis) as robust demand reflected by a high order backlog was moderated by a combination of unfavorable currency fluctuations, ongoing supply chain constraints, and lower revenue from Russia. The net revenue increase was led by a combination of increased sales of server configurations with more complex component architectures in our next generation products, pricing actions we implemented in response to an inflationary environment and strong demand for networking products, as further discussed in the Results of Operations section.
Proposed revised disclosure for Page 42 consolidated net revenue disclosure:
In fiscal 2022, total net revenue of $28.5 billion, increased by $0.7 billion, or 2.6% (increased 5.1% on a constant currency basis). U.S. net revenue increased by $0.6 billion or 6.5% to $9.4 billion, while net revenue from outside of the U.S. increased by $0.1 billion or 0.7% to $19.1 billion.
Net revenue increased $0.7 billion, excluding intersegment net revenue, primarily due to increases of $458 million and $372 million in our Compute and Intelligent Edge segments net revenue, respectively, partially offset by decreases of $101 million, $62 million and $49 million in our Corporate Investments and Other, Financial Services and Storage segments, respectively. As further discussed in our segment results discussion and analysis, the net revenue increase in the Compute segment was primarily led by a combination of increased sales of server configurations with more complex component architectures in our next generation products and pricing actions we implemented in response to an inflationary environment, partially offset by decreased unit shipments and unfavorable currency fluctuations. The Intelligent Edge net revenue increase was primarily due to increased average unit prices and higher volume due to high customer demand, partially offset by unfavorable currency fluctuations. The net revenue decreases in our Corporate Investments and Other and our Financial Services segments were primarily due to unfavorable currency fluctuations. The net revenue decrease in the Storage segment was primarily due to a decreases in volume and unfavorable currency fluctuations, partially offset by pricing actions we implemented in response to an inflationary environment. HPC & AI segment net revenue was flat in fiscal 2022 versus 2021.
Compute & Intelligent Edge Segment Results Disclosures:
We respectfully acknowledge the Staff’s request that we also quantify the absolute dollar impact change in average unit prices, unit shipments, and unfavorable currency fluctuations had on our results. Using our 2022 10-K disclosures as a reference, we will revise subsequent filings to provide similar disclosure as shown in the below examples:
Proposed example of revised disclosure for Compute:
Compute net revenue increased by $458 million, or 3.7% (increased 6.0% on a constant currency basis) primarily due to a $594 million or 6.1% increase in products revenue. The products revenue increase was primarily due to cumulative pricing increases of $1.5 billion or 16.6% led by a combination of increased sales of server configurations with more complex component architectures in our next generation products and pricing actions we implemented in response to an inflationary environment. The product revenue increase was moderated by unfavorable currency fluctuations of $153 million, and lower unit shipments of $789 million or 8.5% resulting from supply constraints due to the challenging supply chain environment. As a result, we ended the period with a higher-than-usual level of order backlog.
Services net revenue declined by $136 million or 4.4% primarily due to unfavorable currency fluctuations, lower revenue from Russia and the impact of delayed hardware shipments on services contracts.
Proposed example of revised disclosure for Intelligent Edge:
Intelligent Edge net revenue increased by $372 million, or 11.3% (increased 14.0% on a constant currency basis) primarily due to a robust demand environment, reflected in a high backlog, which continues to be impacted by supply constraints resulting from a challenging supply chain environment. Net revenue increased in both Intelligent Edge products and services but was moderated by unfavorable currency fluctuations. Product revenue increased by $292 million or 10.9% primarily driven by the wireless local area network ("WLAN") products, partially offset by declines in Switching products due to material constraints within our supply chain. The product revenue increase was primarily due to increases of average unit prices of $261 million or 9.6% and volume and product mix effect of $115 million or 4.3%, which was moderated by unfavorable currency fluctuations of $84 million. Services net revenue increased $80 million or 12.9% primarily due to higher attached support services and our as-a-service offerings.
HPC & AI & Storage Disclosures
We respectfully acknowledge the Staff’s comments to our initial response regarding HPC & AI and Storage segments. Our initial response sought to highlight some of the challenges of quantifying absolute dollars to specific attributes due to the nature of these segments’ business operations. For fiscal 2022, we note the HPC & AI and Storage revenue fluctuations, as compared to fiscal 2021, were $8 million or 0.3% and $(49) million or (1.0)%, respectively. While various factors impact the net fluctuations, no singular factor, on a gross basis, represented a material change in revenue for either of these segments. In future filings, we will include disclosures that separately quantify the revenue fluctuations related to material factors such as pricing, volume, product mix trends or any other factors, as required by Regulation S-K. Additionally, if necessary, we will prospectively use appropriate cautionary language in the event information disclosed may imply correlation between price and volume or any other factors that we do not believe to be indicative of future trends due to the nature of the businesses.
GAAP to Non-GAAP Reconciliations
Reconciliation of GAAP earnings from operations and operating profit margin to non-GAAP earnings from operations and operating profit margin, page 54

2.We note your responses to comments two and three. You state that fiscal 2023 is the final year in which material transformation charges are expected to be incurred. Your proposed revised disclosure in response to comment three states that management excludes transformation costs because they are discrete costs related to two programs which you expect will be complete by October 31, 2023. It appears this is intended to disclose management’s use, which is only necessary to the extent material to investors. With regard to usefulness to investors, you propose disclosing that excluding transformation costs “allows…investors to better understand our consolidated financial performance in relation to the operating results of our segments, as well as facilitates a supplementary measure of our current operating performance in comparison to our peers.” This does not appear to be a substantive reason, specific to you, of why excluding transformation costs of useful to investors. To the extent you continue to adjust for transformation costs, please revise to disclose a substantive reason, specific to you, of usefulness to investors, disclose your history of incurring such costs, and disclose that 2023 is the final year in which material transformation charges are expected to be incurred.
RESPONSE: We acknowledge the Staff's comment and respectfully advise the Staff that, in future filings, we will provide additional explanation specific to HPE as to why excluding transformation costs is useful to investors, our history of incurring such costs and that 2023 is the final year in which material transformation charges are expected to be incurred. To address the Staff’s comments, we plan to revise our Non-GAAP Financial Measures disclosures as presented in our initial comment letter response with the additional language presented below and denoted in underlined text:
Transformation costs represent net costs related to the (i) HPE Next and (ii) Cost Optimization and Prioritization Plan initiatives and include restructuring charges, program design and execution costs, costs incurred to transform our IT infrastructure, net gains from the sale of real estate and any impairment charges on real-estate identified as part of the initiative. We exclude these costs as they are discrete costs related to two specific transformation programs that were announced in 2017 and 2020, respectively, as multi-year programs necessary to transform the business and IT infrastructure following material divestiture transactions in 2017 and in response to COVID 19 and an evolving product portfolio in fiscal 2020. The HPE Next initiative is substantially complete and we expect the Cost Optimization and Prioritization Plan to be substantially complete by October 31, 2023. The exclusion of the transformation program costs from our non-GAAP earnings from operations, non-GAAP operating profit margin (non-GAAP earnings from operations as a percentage of net revenue), non-GAAP net earnings and non-GAAP diluted net earnings per share metrics is to provide a supplemental measure of our operating results that does not include material HPE Next and Cost Optimization and Prioritization Plan costs as we do not believe such costs to be reflective of our ongoing operating cost structure. Further as our transformation costs for these plans have materially fluctuated since 2017, have been materially declining since 2021 and we do not expect to incur material transformation costs related to these programs beyond fiscal 2023, we believe non-GAAP metrics excluding the costs are useful to management and investors for comparing operating performance across multiple periods.
Non-GAAP net earnings and non-GAAP diluted net earnings per share consist of net earnings or diluted net earnings per share excluding those same charges, as well as items such as tax indemnification and related adjustments, non-service net periodic benefit credit, litigation judgment, early debt redemption costs, earnings from equity interests, certain income tax valuation allowances and separation taxes, the impact of tax reform, structural rate adjustment and excess tax benefit from stock-based compensation. In addition, non-GAAP net earnings and non-GAAP diluted net earnings per share are adjusted by the amount of additional taxes or tax benefits associated with each non-GAAP item. We believe that excluding the items mentioned above from these non-GAAP financial measures provides a supplemental measure of our consolidated financial performance in relation to the operating results of our segments and presents the financial results of the business without costs we do not believe to be normal, recurring operating costs.
We acknowledge that HPE and its management are responsible for the accuracy and adequacy of HPE’s disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.
If you have additional questions or comments, please contact me at (913) 526-1591 or tarek.robbiati@hpe.com or Rishi Varma at (650) 258-3418 or rishi.varma@hpe.com.

Sincerely,

/s/ Tarek Robbiati

Tarek Robbiati
Chief Financial Officer

cc:     Jeremy Cox, Senior Vice President, Controller and Chief Tax Officer
Rishi Varma,     Senior Vice President, General Counsel and Corporate Secretary